Chesapeake Oilfield Services, Inc.

6100 N. Western Avenue

Oklahoma City, OK 73118

October 24, 2014

Via EDGAR

H. Roger Schwall, Assistant Director

U.S. Securities and Exchange Commission

100 “F” Street, N.E.

Washington, DC 20549

Re:      Request to Withdraw Registration Statement on Form S-1 (File No. 333-180759)

Dear Mr. Schwall:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), Chesapeake Oilfield Services, Inc. (the “Registrant”) hereby requests the immediate withdrawal of the above-referenced registration statement, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “SEC”) on April 16, 2012.

The Registrant is requesting to withdraw the Registration Statement because it has elected not to pursue the sale of securities pursuant to the Registration Statement at this time. The Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement.

In accordance with Rule 457(p) of Regulation C under the Securities Act, the Registrant requests that all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use by the Registrant or its affiliates.

If you have any questions regarding this matter, please contact J. David Hershberger, counsel to the Registrant, at (405) 935-3878.

Sincerely,

Chesapeake Oilfield Services, Inc.

By:	/s/ Domenic J. Dell’Osso, Jr.
Domenic J. Dell’Osso, Jr. EVP and Chief Financial Officer

cc:	James R. Webb, EVP, General Counsel and Corporate Secretary

Connie S. Stamets, Bracewell & Guiliani LLP